3: Shareholder Meeting

Shareholder Meeting

For the year ended March 31, 2001, the Flag Investors Value Builder Fund, Inc. shareholders voted on the following proposal at a Special Meeting of Shareholders (the "Special Meeting") held on December 7, 2000. The description of the proposal and the number if shares voted are as follows:

  To approve a proposed sub-advisory agreement among the Fund, its investment advisor, Investment Company Capital Corp. ('ICCC'), and its sub-advisor, Alex. Brown Investment Management ('ABIM'), effective March 2001, reflecting an expected change in control of ABIM.

For Against Abstain

29,829,737 81,218 106,750